UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

bhpbilliton
resourcing the future
You can now lodge your vote using your smartphone.
Scan the above QR code to go to the BHP Billiton Plc smartphone voting website via eProxy.
You now have the option to lodge your vote for the BHP Billiton Plc 2013 Annual General Meeting electronically using your smartphone, giving you the flexibility to vote when and where it suits you.
The mobile voting website is designed specifically for smartphones. It can be accessed by scanning the QR code* with your smartphone or by logging on to www.bhpbilliton.com or www.eproxyappointment.com from your smartphone.
You will need the Control Number, the Security Reference Number for your shareholding and your Personal Identification Number to access the website. You can find these details printed on your enclosed proxy form.
Proxies must be lodged by 11.00am (London time) on Tuesday, 22 October 2013 for shareholders registered on the principal register in the United Kingdom, or 12 noon (South African time) on Tuesday, 22 October 2013 for shareholders registered on the South African branch register.
* To scan the QR code above, you will need to have already downloaded a free QR code reader application to your smartphone.

bhpbilliton
resourcing the future
Online shareholder information
Have your shareholding information at your fingertips
All up-to-date shareholder
information is available online at www.bhpbilliton.com
Online shareholder services
- check your holding
- register to receive electronic shareholder communications
- update your records (including address and direct credit details)
- access all your securities in one portfolio by setting up a personal account
- vote online